EX-99.77C

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

At a special meeting of the shareholders of Northern Funds Florida Intermediate Tax-Exempt Fund held on November 7, 2006, shareholders approved a Plan of Reorganization to reorganize the Northern Funds Florida Intermediate Tax-Exempt Fund into and with the Northern Funds Intermediate Tax-Exempt Fund, as follows:

Votes For                      Votes Against                   Abstained
------------                   -------------                   ---------
2,507,851.67                       0.00                           0.00